July 26, 2019
USA Mutuals
700 North Pearl Street, Suite 900
Dallas, Texas 75201
Ladies and Gentlemen:
We consent to the incorporation by reference in this Registration Statement of our opinion dated June 15, 2001 (relating to the Investor Class shares of the USA Mutuals Vice Fund), our opinion dated December 7, 2011 (relating to the Class A and Class C shares of the USA Mutuals Vice Fund), our opinion dated July 29, 2013 (relating to the Institutional Class shares of the USA Mutuals Vice Fund) and our opinion dated October 13, 2017 (relating to the Institutional Class and Class Z shares of the USA Mutuals Navigator Fund). In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,
/s/ Godfrey & Kahn, S.C.
GODFREY & KAHN, S.C.
20904516.2